Exhibit 99.1

ITURAN CLOSES ACQUISITION OF ROAD TRACK HOLDINGS

Ituran acquires 81.3% of Road Track Holding

AZOUR, Israel – September 13, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced that it has closed its previously announced acquisition of the majority of the shares of Road Track Holding S.L (Road Track), a telematics’ company operating primarily in the Latin American region. Starting from today, Ituran will consolidate 81.3% of Road Track’s financial results into its own.

Eyal Sheratzky, CEO of Ituran, commented “We are very pleased to close our first major acquisition which is an important part of Ituran’s strategy for global growth and expansion. Road Track, as part of Ituran, is a significant force in Latin America with deep ties to the major car manufacturers. The combined business has approximately 1.8 million subscribers with a revenue run-rate approaching $400 million. We are excited to welcome the management and employees of Road Track to Ituran and we look forward to expanding our operations and enhancing shareholder value together.”

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Ituran is also the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception, standing at approximately 1.8 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,400 employees worldwide, with offices globally, including Israel, Brazil, Argentina, Ecuador, Colombia, Mexico and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor & Public Relations (US) +1 646 201 9246